Exhibit 99.2

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY23	FY22	FY21
Earnings before income taxes	$238	$607	$900
Add back:
Certain U.S. GAAP charges (2)	605	61	357
Interest expense	90	106	99
Less:
Saudi JV acquisition gain (2)	—	—	(82)
Earnings before income taxes, certain U.S. GAAP items and interest expense	933	774	1,274
Less:
Income taxes on earnings before income taxes, certain U.S. GAAP items and interest expense (3)	220	174	264
Adjusted after tax profit	713	600	1,010
Less: After tax profit attributable to noncontrolling interests	12	9	9
Adjusted after tax profit attributable to Clorox	701	591	1,001
Average capital employed (4)	3,383	3,428	3,655
Less: Capital charge (5)	304	309	329
Economic profit (1) (Adjusted after tax profit attributable to Clorox less capital charge)	$397	$282	$672

(1) Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company’s effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) Certain U.S. GAAP charges include incremental operating expenses related to the implementation of the Company’s digital capabilities and productivity enhancements investment, restructuring and related implementation costs related to implementation of the streamlined operating model, noncash impairments related to the Vitamins, Minerals and Supplements (VMS) business, noncash charges on investments and related arrangements made with a Professional Products business supplier and a noncash nonrecurring net gain related to the Company’s increased investment in each of the two entities comprising its joint venture in the Kingdom of Saudi Arabia (Saudi JV). Refer to "Management's Discussion and Analysis: Summary of Non-GAAP Financial Measures" in Exhibit 99.1 for detail on the U.S. GAAP charges.
(3) The tax rate applied is the effective tax rate before the identified U.S. GAAP items was 23.6%, 22.5% and 20.7% in fiscal years 2023, 2022, and 2021, respectively. The difference between the fiscal year 2023 effective tax rate on earnings of 32.4% is due to the tax rate impact of the FY23 VMS impairment and incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of (8.9)% and 0.1%, respectively. The difference between the fiscal year 2022 effective tax rate on earnings of 22.4% is due to the tax rate impact of the incremental operating expenses recorded related to the implementation of the Company’s digital capabilities and productivity enhancements investment of 0.1%. The difference between the fiscal year 2021 effective tax rate on earnings of 20.1% is due to the tax rate impact of the Professional Products supplier charge, FY21 VMS impairment, and Saudi JV acquisition gain of 0.1%, (0.4)%, and 0.9%, respectively.
(4) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax U.S. GAAP items, as applicable, and deduct the current year after tax noncash, nonrecurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.
(5) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Exhibit 99.2

Dollars in millions	FY23	FY22	FY21
Total assets	$5,945	$6,158	$6,334
Less:
Accounts payable and accrued liabilities (6)	1,650	1,463	1,670
Current operating lease liabilities	87	78	81
Income taxes payable	121	—	—
Long-term operating lease liabilities	310	314	301
Other liabilities (6)	804	778	819
Deferred income taxes	28	66	67
Non-interest bearing liabilities	3,000	2,699	2,938
Total capital employed (4)	2,945	3,459	3,396
After tax certain U.S. GAAP items (2)	362	—	212
Adjusted capital employed (4)	$3,307	$3,459	$3,608
Average capital employed	$3,383	$3,428	$3,655

(6) Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.